Questcor Pharmaceuticals, Inc.

1300 North Kellogg Drive, Suite D

Anaheim, California 92807

May 20, 2014

VIA EDGAR

Mr. Scott Wuenschell

Staff Accountant

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Questcor Pharmaceuticals, Inc.

  Form 10-K for the Fiscal Year Ended December 31, 2013

  Filed February 26, 2014

  File No. 001-14758

Dear Mr. Wuenschell:

We are responding to the Staff’s comment letter dated May 16, 2014 regarding the review of the above-referenced filing of Questcor Pharmaceuticals, Inc. (“Questcor” or the “Company”). We have set forth below our response to the inquiry raised in the letter. For ease of reference, we have included the Staff’s comment in its entirety in bold and italicized text preceding our response.

Notes To Consolidated Financial Statements

2. Acquisitions

Acquisition of Synacthen, page 69

1.	Please provide us your analysis supporting your accounting for the liability recorded of $140.1 million as derivative. Address in your response how it met the definition of a derivative under ASC 815-10-15-83.

Under ASC 805-50-30-1, assets are recognized based on their cost to the acquiring entity. If contingent consideration meets the definition of a derivative, FASB ASC 815, “Derivatives and Hedging”, requires that it be recognized at fair value. Therefore, we evaluated whether the contingent consideration contract meets that definition, as indicated in 815-10-15-83:

•	It has one or more underlyings and one or more notional amounts or payment provisions or both. Condition met. This contract has three underlyings: i) The Company’s continued development of the drug, ii) FDA approval and iii) future sales. In addition there are payment provisions specified for each underlying in the contract.

•	It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors. Condition met. The non-contingent portion of the Synacthen purchase price is $135 million. It could increase up to $300 million based on the contingent consideration, which indicates the initial net investment was substantially less than the amount that would have been required to purchase the drug outright on day one. For example, the fair value in the drug arrangement (including the contingent payments) is approximately $275 million - $300 million based on the arms-length transaction between the Company and Novartis. Even at the lower end of that range, the initial net investment is 49% ($135/$275 million), which is clearly less, by more than a nominal amount, than what would be required to acquire the contracted drug outright.

•	Its terms require or permit net settlement, it can readily be settled net by means outside the contract, or it provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement. Condition met. The contract is settled in cash under contracted payment provisions, which constitutes contractual net settlement. That is, contracts that contain a payment provision generally meet the characteristic of contractual net settlement.

We also looked to 815-10-15-59 and 15-60 to see if the scope exception for non-exchange traded contracts applied. As noted above, the contingent consideration in this contract has three underlyings: i) the Company’s continued development of the drug, ii) FDA approval and iii) future sales. We note that future sales would qualify for the third exception in paragraph 15-59—specified sales volumes of one of the parties to the contract. However, we also note that FDA approval fails the second exception in paragraph 15-59—considerations related to the value of a nonfinancial asset—because if the value of the asset increased due to FDA approval, the Company also would benefit from an increase in the asset’s value. In addition, the other underlying (continued drug development) does not meet any of the exceptions in paragraph 15-59.

In summary, we observed that two of the three underlyings do not qualify for an exception, nor are the three underlyings highly-correlated with each other. As such, the contract’s predominant characteristics behave in a manner that does not meet the scope exception and therefore, derivative accounting is required for the contingent consideration contract. As a result, its fair value should be recorded on day one as part of the initial cost of the asset. Subsequently, the fair value of the contingent consideration should be updated each period through earnings.

Lastly, we believe that the accounting for the contingent consideration would be the same if it was not considered a derivative or if the exception noted above applied. Specifically, the Company notes that US GAAP is silent on the accounting for contingent consideration related to an asset acquisition. We believe an analogy to the business combination literature in Topic 805 would be acceptable in the circumstances, resulting in the same accounting treatment. As such, the Company had determined to carry the contingent consideration in this arrangement at fair value, with changes in fair value recorded in income.

* * * *

Pursuant to your request, the Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (714) 786-4200 should you have further comments or if you require any additional information.

Respectfully yours,

/s/ Rajesh Asarpota Rajesh Asarpota
Senior Vice President, Chief Financial Officer

cc:	Mary Mast, the Commission
Jim B. Rosenberg, the Commission
R. Scott Shean, Esq., Latham & Watkins LLP